EXHIBIT 99.10
USGAAP Unaudited Consolidated Balance Sheets

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

(Dollars in millions except per share data)
	As of
	March 31, 2008	June 30, 2008
	(1)
ASSETS
Current Assets
Cash and cash equivalents	$2,058	$1,722
Investments in liquid mutual fund units	18	35
Trade accounts receivable, net of allowances	824	775
Unbilled revenue	120	163
Prepaid expenses and other current assets	107	136
Deferred tax assets	2	9
Total current assets	3,129	2,840
Property, plant and equipment, net	1,022	990
Goodwill	150	141
Intangible assets, net	25	25
Deferred tax assets	66	70
Advance income taxes	55	32
Other assets	45	46
Total Assets	$4,492	$4,144
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$12	$4
Income taxes payable	101	111
Client deposits	1	3
Unearned revenue	71	91
Other current liabilities	386	397
Total current liabilities	571	606
Non-current liabilities
Other non-current liabilities	11	11
Stockholders' Equity
Common stock, Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,995,758 and 572,343,176 as of March 31, 2008 and June 30, 2008, respectively	64	64
Additional paid-in capital	718	725
Accumulated other comprehensive income	311	39
Retained earnings	2,817	2,699
Total stockholders' equity	3,910	3,527
Total Liabilities And Stockholders' Equity	$4,492	$4,144

(1)  March 31, 2008 balances were obtained from the audited financial statements
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)
	Three months ended June 30,
	2007	2008
Revenues	$928	$1,155
Cost of revenues	569	697
Gross profit	359	458
Operating Expenses:
Selling and marketing expenses	51	61
General and administrative expenses	77	87
Amortization of intangible assets	2	2
Total operating expenses	130	150
Operating income	229	308
Other income, net	62	28
Income before income taxes	291	336
Provision for income taxes	28	30
Net income	$263	$306

Earnings per equity share
Basic	$0.46	$0.54
Diluted	$0.46	$0.54
Weighted average equity shares used in computing earnings per equity share
Basic	568,376,262	569,365,847
Diluted	570,506,394	570,479,751

See accompanying notes to the unaudited financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Stockholders' Equity and Comprehensive Income

(Dollars in millions)
	Common stock Shares	Common stock Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance as of March 31, 2007	571,209,862	$64	$692		$90	$1,871	$2,717
Cash dividends	–	–	–	–	–	(107)	(107)
Stock compensation expense	–	–	1	–	–	–	1
Comprehensive income
Net income	–	–	–	$263	–	263	263
Other comprehensive income
Translation adjustment	–	–	–	171	171	–	171
Comprehensive income				$434
Balance as of June 30, 2007	571,209,862	$64	$693		$261	$2,027	$3,045
Balance as of March 31, 2008	571,995,758	$64	$718		$311	$2,817	$3,910
Common stock issued	347,418	–	7	–	–	–	7
Cash dividends	–	–	–	–	–	(424)	(424)
Comprehensive income
Net income	–	–	–	$306	–	306	306
Other comprehensive income
Translation adjustment	–	–	–	(272)	(272)	–	(272)
Comprehensive income				$34
Balance as of June 30, 2008	572,343,176	$64	$725		$39	$2,699	$3,527

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Cash Flows

(Dollars in millions)
	Three months ended June 30,
	2007	2008
Operating Activities:
Net income	$263	$306
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37	42
Stock compensation expense	1	–
Deferred taxes	(12)	(16)
Changes in assets and liabilities, net of acquisition
Trade accounts receivable	(15)	(7)
Prepaid expenses and other assets	(24)	(37)
Unbilled revenue	(1)	(51)
Accounts payable	(3)	(10)
Income taxes	30	37
Client deposits	(1)	2
Unearned revenue	7	26
Other liabilities	(5)	39
Net cash provided by operating activities	277	331
Investing Activities:
Expenditure on property, plant and equipment	(83)	(80)
Payment for acquisition of business, net of cash acquired	–	(3)
Loans to employees	3	(1)
Non-current deposits placed with corporations	–	(5)
Investment in liquid mutual fund units	(116)	(38)
Redemption of liquid mutual fund units	122	19
Net cash used in investing activities	(74)	(108)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options	–	7
Payment of dividends	(107)	(424)
Net cash used in financing activities	(107)	(417)
Effect of exchange rate changes on cash	88	(142)
Net increase / (decrease) in cash and cash equivalents during the period	96	(194)
Cash and cash equivalents at the beginning of the period	1,403	2,058
Cash and cash equivalents at the end of the period	$1,587	$1,722
Supplementary information:
Income taxes paid	$12	$8

See accompanying notes to the unaudited consolidated financial statements

Notes to the Unaudited Consolidated Financial Statements

1. Company overview and significant accounting policies

1.1. Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting Inc. (Infosys Consulting) and Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2. Basis of preparation of financial statements and consolidation

The consolidated financial statements include Infosys and its subsidiaries (collectively, the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

Unaudited interim information presented in the consolidated financial statements has been prepared by the management and, in the opinion of management, includes all adjustments of a normal and recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company's Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

1.3. Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimate s. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4. Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified a s unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In arrangements with software development and related services and maintenance services, the company has specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. The arrangements generally meet the criteria for software development and related services to be considered a separate unit of accounting. The company uses the relative fair value method to allocate revenue to maintenance services and the software development and related services. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence (VSOE) of fair value has been established for ATS. VSOE of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE of fair value f or implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are derived from both, time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions.

In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

Consistent with the guidance in EITF Issue 06-03, How taxes collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), which became applicable to the company on April 1, 2007, the company continues to present revenues net of sales and value-added taxes in its consolidated statements of income.

1.5. Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6. Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Any decline in value that is judged to be other than temporary is included in earnings.

Investment securities designated as 'available for sale' are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7. Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8. Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9. Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10. Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11. Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12. Foreign currency

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are the respective local currencies. The consolidated financial statements are reported in U.S. dollars. The translation of functional currencies to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in ‘other comprehensive income', a separate component of stockholders' equity.

Foreign-currency denominated assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

1.13. Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary's common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the company's holding of the subsidiary's securities.

If the number of equity shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14. Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsi diaries outside India where it is expected that the earnings of the foreign subsidiary will be indefinitely reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.15. Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized. For all financial instruments including cash and cash equivalents, investments in liquid mutual fund units, trade accounts receivables, prepaid expenses and other current assets, accounts payable, client deposits and other current liabilities, the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market, is not reasonably estimable.

1.16. Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management's opinion, as of March 31, 2008 and June 30, 2008 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company's cash r esources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17. Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18. Retirement benefits to employees

1.18.1. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The company recognizes the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively in accordance with SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R. Changes in the funded status of a plan are recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity.

1.18.2. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO were also eligible for superannuation benefit. Upto March 31, 2005, Infosys BPO made monthly contributions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which were periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the Infosys Superannuation Trust.

1.18.3. Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19. Stock-based compensation

The company recognizes compensation expense relating to share-based payments in net income using a fair-value measurement method in accordance with SFAS No.123 (revised 2004), Share-Based Payment (SFAS 123R). Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The company includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

1.20. Dividends

Final dividends on common stock are recorded as a liability on the date of approval by the stockholders and interim dividends are recorded as a liability on the date of declaration by the Board of Directors.

1.21. Equity issued by subsidiaries

Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

2. Notes to the unaudited consolidated financial statements

2.1. Trade accounts receivable

Trade accounts receivable as of March 31, 2008 and June 30, 2008, net of allowance for doubtful accounts of $10 million and $12 million, amounted to $824 million and $775 million. The age profile of trade accounts receivable, net of allowances, is given below.

In %
	As of
	March 31, 2008	June 30, 2008
Period (in days)
0 – 30	58.1	79.1
31 – 60	30.0	8.0
61 – 90	3.7	7.3
More than 90	8.2	5.6
	100.0	100.0

2.2. Loans to employees

The company provides loans to eligible employees in accordance with policy. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $29 million and $28 million were outstanding as of March 31, 2008 and June 30, 2008.

No loans have been made to employees in connection with purchase of the company's equity securities by employees.

The required repayments of employee loans outstanding as of June 30, 2008 are as detailed below.

(Dollars in millions)
12 months ending June 30,	Repayment
2009	$26
2010	2
$28

The estimated fair value of loans to employees amounted to $28 million as of March 31, 2008 and $27 million as of June 30, 2008. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.3. Business Combination

During fiscal 2008, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centres of Philips for finance, accounting and procurement business in Poland, Thailand and India for a consideration of $27 million. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

The contract strengthens Infosys BPO's presence in Europe, including new centres in Poland, Thailand and India and consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill, which has been allocated to the ‘Manufacturing' segment.

The purchase price has been allocated based on management's estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$3
Net current assets	4
Deferred tax liabilities	(1)
Intangible assets-customer contracts	11
Goodwill	10
Total purchase price	$27

The indentified intangible customer contracts are being amortized over a period of seven years, being management's estimate of the useful life of the asset.

During the quarter, June 30, 2008 Infosys Australia acquired Mainstream Software Pty Limited for a consideration of $3 million. Consequent to this acquisition, intangibles assets amounting to $3 million have been recorded and are being amortized over a period of two years, being management's estimate of the useful of the asset.

2.4. Non-operating income

Other income, net, consists of the following:

(Dollars in millions)
	Three months ended June 30,
	2007	2008
Interest income	$45	$46
Foreign exchange gains/(losses), net	17	(19)
Others	–	1
	$62	$28

2.5. Income taxes

The provision for income taxes in the income statement comprises:

(Dollars in millions)
	Three months ended June 30,
	2007	2008
Current taxes
Domestic taxes	$32	$34
Foreign taxes	8	12
	40	46
Deferred taxes
Domestic taxes	(12)	(15)
Foreign taxes	–	(1)
	(12)	(16)
Aggregate taxes	$28	$30

Current foreign taxes for the three months ended June 30, 2007 and 2008 include a net tax benefit of $13 million and $7 million, respectively, for reversal of income tax liability no longer required.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

(Dollars in millions)
	As of
	March 31, 2008	June 30, 2008
Deferred tax assets
Property, plant and equipment	$23	$23
Loss carry-forwards in subsidiary	14	15
Incentive accruals in subsidiary	6	6
Minimum alternate tax credit entitlement	44	54
Investments	1	1
Others	7	7
Total gross deferred tax assets	95	106
Less: Valuation allowance	(21)	(22)
	74	84
Deferred tax liabilities
Intangible asset	(3)	(3)
Others	(3)	(2)
Total gross deferred tax liabilities	(6)	(5)
Net deferred tax assets	$68	$79

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at June 30, 2008. The valuation allowance primarily relates to loss carry-forwards in a foreign subsidiary. The amount of the deferred tax assets considered reali zable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10B of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred tax asset of $54 million has been recognized on the balance sheet as of June 30, 2008, which can be carried forward for a period of 7 years from the year of recognition.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by 2009. However, on April 29, 2008, the Finance Min ister of India announced that the Government of India proposed to extend the availability of the 10-year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of a company's undertaking. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2008, Infosys' US branch net assets amounted to approximately $471 million. As of June 30, 2008, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.6. Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended June 30,
	2007	2008
Basic earnings per equity share - weighted average number of common shares outstanding	568,376,262	569,365,847
Effect of dilutive common equivalent shares – stock options outstanding	2,130,132	1,113,904
Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	570,506,394	570,479,751

2.7. Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.  Infosys held foreign exchange forward contracts of $586 million, Euro 15 million and United Kingdom Pound Sterling 3 million as of March 31, 2008 and $609 million, Euro 3 million and United Kingdom Pound Sterling 3 million of foreign exchange forward contracts as of June 30, 2008. The foreign exchange forward contracts mature between 1 to 12 months. As of March 31, 2008, the company held range barrier options of $100 million and United Kingdom Pound Sterling 8 million, Euro Accelerator of Euro 12 million and Euro Forward Extra of Euro 5 million. As of June 30, 2008, the company held range barrier options of $185 million and United Kingdom Pound Sterling 3 million.

2.8. Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.8.1. Industry segments

(Dollars in millions)
Three months ended June 30, 2007	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$335	$126	$204	$100	$163	$928
Identifiable operating expenses	150	57	76	44	68	395
Allocated expenses	96	36	59	29	46	266
Segmental operating income	89	33	69	27	49	267
Unallocable expenses						38
Operating income						229
Other income, net						62
Income before income taxes						291
Provision for income taxes						28
Net income						$263

Three months ended June 30, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$398	$213	$228	$140	$176	$1,155
Identifiable operating expenses	177	97	83	61	75	493
Allocated expenses	108	57	61	38	47	311
Segmental operating income	113	59	84	41	54	351
Unallocable expenses						43
Operating income						308
Other income, net						28
Income before income taxes						336
Provision for income taxes						30
Net income						$306

2.8.2. Geographic segments

(Dollars in millions)
Three months ended June 30, 2007	North America	Europe	India	Rest of the World	Total
Revenues	$581	$248	$17	$82	$928
Identifiable operating expenses	258	98	5	34	395
Allocated expenses	166	71	5	24	266
Segmental operating income	157	79	7	24	267
Unallocable expenses					38
Operating income					229
Other income, net					62
Income before income taxes					291
Provision for income taxes					28
Net income					$263

Three months ended June 30, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$723	$316	$14	$102	$1,155
Identifiable operating expenses	317	127	6	43	493
Allocated expenses	195	85	4	27	311
Segmental operating income	211	104	4	32	351
Unallocable expenses					43
Operating income					308
Other income, net					28
Income before income taxes					336
Provision for income taxes					30
Net income					$306

2.8.3. Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2007 and 2008, respectively.

2.9. Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the reasonable opinion of management, have a material effect on the results of operations or the financial position of the company.

2.10. Tax contingencies

During fiscal 2007, the company received a demand from the Indian taxation authorities for payment of additional tax of $22 million, including interest of $4 million, upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter is pending before the Commissioner of Income tax (Appeals) Bangalore.

The company is contesting the demand and the management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.